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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                Sisler Andrew M.
--------------------------------------------------------------------------------
       (Last)                       (First)                    (Middle)

                              Bandag, Incorporated
                              2905 North Highway 61
--------------------------------------------------------------------------------
                                    (Street)

                             Muscatine IA 52761-5886
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       (City)                       (State)                     (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                       Bandag, Incorporated (BDG and BDGA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                February 20, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                 Vice President, North American Franchise Sales
                 ----------------------------------------------
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock,                                                                                     (1)(2)
$1.00 Par Value              2/20/03      2/24/03   P                35.5278     A     32.3690   500.3279       D
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Class A Common Stock,                                                                             (1)(2)
$1.00 Par Value              ---          ----      ----      ---    ---         ---   ---       473.7662       D
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====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information contained in this form are not required to respond                       (Over)
unless the form displays a currently valid OMB control number.                                                       SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of Deriv- Form
              2.                                                                                           ative     of
              Conver-                           5.                              7.                         Secur-    Deriv-  11.
              sion                              Number of                       Title and Amount           ities     ative   Nature
              or              3A.               Derivative    6.                of Underlying     8.       Benefi-   Secur-  of
              Exer-           Deemed   4.       Securities    Date              Securities        Price    cially    ity:    In-
              cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct  direct
              Price   Trans-  tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or  Bene-
1.            of      action  Date,    Code     of(D)         (Month/Day/Year)           Amount   ative    Reported  In-     ficial
Title of      Deriv-  Date    if any   (Instr.  (Instr. 3,    ----------------           or       Secur-   Trans-    direct  Owner-
Derivative    ative   (Month/ (Month/  8)       4 and 5)      Date     Expira-           Number   ity      action(s) (I)     ship
Security      Secur-  Day/    Day/     ------   ------------  Exer-    tion              of       (Instr   (Instr    (Instr  (Instr
(Instr. 3)    ity     Year)   Year)    Code V    (A)   (D)    cisable  Date      Title   Shares   5)       4)        4)      4)
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                                                                                                                           By Profit
Stock                                                                           Common     (4)               (4)            Sharing
Fund Unit     ---      ---    ---      --- --    ---   ---    (3)      (3)      Stock    124.8970 ---      124.8970  I       Plan
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                                                                                Class A                                    By Profit
Stock                                                                           Common     (4)               (4)            Sharing
Fund Unit     ---      ---    ---      --- --    ---   ---    (3)      (3)      Stock    147.2570 ---      147.2570  I       Plan
------------------------------------------------------------------------------------------------------------------------------------
Stock
Option                                                                          Class A
(Right                                                                          Common
to Buy)       21.09375 ---    ---      --- --    ---   ---    (5)      3/07/10  Stock    10,400   ---      10,400    D        ---
------------------------------------------------------------------------------------------------------------------------------------
Stock
Option                                                                          Class A
(Right                                                                          Common
to Buy)       24.35    ---    ---      --- --    ---   ---    (6)      3/13/11  Stock    7,400    ---      7,400     D        ---
------------------------------------------------------------------------------------------------------------------------------------
Stock
Option                                                                          Class A
(Right                                                                          Common
to Buy)       32.53    ---    ---      --- --    ---   ---    (7)      3/12/12  Stock    8,600    ---      8,600     D        ---
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====================================================================================================================================
Explanation of Responses:

(1)  Column 5 of Table I includes 3.8326 shares of Common Stock and 4.3930 shares of Class A Common Stock acquired through automatic reinvestment of dividends under the Bandag, Incorporated Dividend Reinvestment and Optional Cash Purchase Plan
     ("DRP") since December 31, 2002.

(2)  Andrew M. Sisler participates in the Bandag, Incorporated Restricted Stock Grant Plan ("Plan"). Column 5 of Table I
     includes 385 shares of Common Stock and 385 shares of Class A Common Stock held by Mr. Sisler under the Plan. The shares are restricted for 7 years when granted and are held by a Trustee for the benefit of Mr. Sisler.

(3)  Represents stock fund units under the Bandag Salaried Profit Sharing, Retirement and Savings Plan ("Profit Sharing
     Plan") and 2 shares of Common Stock and 2 shares of Class A Common Stock acquired during February 2003. Distributions will be made upon the earliest to occur of termination of employment, death or retirement, subject to limited exceptions.

(4)  The number of underlying securities is based on the number of stock fund units, the value of these units and the
     Company's Common and Class A Common Stock market values as of January 31, 2003. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of Company stock and other investments.

(5)  Options for 10,400 shares of Class A Common Stock with 20% vesting (2,080 shares) on each of March 7, 2001, 2002, 2003,
     2004, 2005.

(6)  Options for 7,400 shares of Class A Common Stock with 20% vesting (1,480 shares) on each of March 13, 2002, 2003, 2004,
     2005, 2006.

(7)  Options for 8,600 shares of Class A Common Stock with 25% vesting (2,150 shares) on each of March 12, 2003, 2004, 2005,
     2006.



**  Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.                                                          /s/ Andrew M. Sisler                     2/24/03
                                                                                  -------------------------------------   ----------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     ** Signature of Reporting Person           Date
                                                                                  Andrew M. Sisler
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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